EXHIBIT 99.1

VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”), is dated as of August 30, 2016, by and between Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”) and Donald E. Brown, M.D. (the “Shareholder”), a shareholder of Interactive Intelligence Group, Inc., an Indiana corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement as of the date hereof.
W I T N E S S E T H:
WHEREAS, Parent, Giant Merger Sub Inc., an Indiana corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger, dated as of August 30, 2016 (the “Merger Agreement”), providing for, among other things and subject to the terms and conditions of the Merger Agreement, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger.
WHEREAS, as of the date hereof, the Shareholder is the beneficial owner of that number of shares of Common Stock set forth in Section 2.2 below (together with such additional shares of Common Stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by such Shareholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof, the “Owned Shares”).
WHEREAS, as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement, Parent has required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:
1.    Agreement to Vote; Irrevocable Proxy.
1.1    Agreement to Vote. The Shareholder hereby irrevocably and unconditionally agrees that, from the date hereof until the earlier of (i) the time that the Company Shareholder Approval has been obtained and (ii) termination of this Agreement in accordance with Section 5.1 hereof (the “Voting Period”), at any meeting of the shareholders of the Company at which the approval and adoption of the Merger Agreement and the transactions contemplated thereby is to be voted upon, however called, or any adjournment or postponement thereof, the Shareholder shall be present (in person or by proxy) and vote (or cause to be voted), to the extent entitled to vote thereon, all of such party’s Owned Shares at such time (a) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and (b) against (A) any Alternative Proposal, (B) any extraordinary dividend or distribution by the Company, (C) any material change in the capital structure of the Company or any Subsidiary of the Company, (D) any merger agreement or merger (other than the Merger Agreement), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Company, or any other action or transaction involving the Company, and (E) any amendment of the Company’s organizational documents that, in the case of (C), (D) or (E), would or would reasonably be expected to impair the ability of Parent or Merger Sub to complete the Merger, or that would or would reasonably be expected to prevent, impede or delay the consummation of the Merger. Notwithstanding anything herein to the contrary, this Section 1.1 shall not require the Shareholder to be present (in person or by proxy) or vote (or cause to be voted) any of the Owned Shares to amend the Merger Agreement or take any action that could result in the amendment or modification, or a waiver of a provision therein, in any such case, in a manner that (i) decreases the amount or changes the form of the Merger Consideration, (ii) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to shareholders or (iii) extends the End Date. For the avoidance of doubt, the Shareholder agrees that the obligations specified in this Section 1.1 shall not be affected by (y) any Change of Recommendation or (z) any breach by the Company of any of such party’s representations, warranties, agreements or covenants set forth in the Merger Agreement.
1.2    Other Voting Rights. Except as permitted by this Agreement, the Shareholder will continue to hold and shall have the right to exercise all voting rights related to the Owned Shares.
1.3    Grant of Irrevocable Proxy. The Shareholder hereby irrevocably appoints Parent and any designee of Parent, and each of them individually, as such Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote at any annual or special meeting of shareholders at which any of the matters described in Section 1.1 is to be considered during the Voting Period, with respect to the Owned Shares as of the applicable record date, in each case solely to the extent and in the manner specified in Section 1.1; provided, however, that such Shareholder’s grant of the proxy contemplated by this Section 1.3 shall be effective if, and only if, such Shareholder has not delivered to the Secretary of the Company, at least two Business Days prior to the applicable meeting, a duly executed irrevocable proxy card directing that the Owned Shares be voted in accordance with Section 1.1. This proxy, if it becomes effective, is given to secure the performance of the duties of such Shareholder under this Agreement, and its existence will not be deemed to relieve such Shareholder of such party’s obligations under Section 1.1. For Owned Shares as to which the Shareholder is the beneficial but not the record owner, such Shareholder will use his reasonable best efforts to cause any record owner of such Owned Shares to grant to Parent a proxy to the same effect as that contained in this Section 1.3.
2.    Representations and Warranties of Shareholder. The Shareholder hereby represents and warrants to Parent as of the date of this Agreement and as of the date of the Company Meeting as follows:
2.1    Power; Due Authorization; Binding Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
2.2    Ownership of Shares. On the date hereof, the Shareholder beneficially owns 3,827,448.56 Owned Shares, as more particularly described on Schedule 2.2 hereto. Other than restrictions in favor of Parent pursuant to this Agreement and except as set forth on Schedule 2.2 hereto and for such transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” Laws of the various states of the United States, and any restrictions contained in the organizational documents of the Company, as of the date hereof such Shareholder has, and at any shareholder meeting of the Company held during the Voting Period, such Shareholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the then Owned Shares of such Shareholder.

2.3    Acknowledgment.  The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.
3.    Representations and Warranties of Parent. Parent hereby represents and warrants to the Shareholder that Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of Parent.
4.    Certain Covenants of the Shareholder.
4.1    Restriction on Transfer, Proxies and Non-Interference. The Shareholder hereby agrees, during the Voting Period, not to, directly or indirectly, (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares (any such action, a “Transfer”), (b) grant any proxies or powers of attorney with respect to the Owned Shares, or deposit any such Owned Shares into a voting trust or enter into a voting agreement with respect to any such Owned Shares, in each case with respect to any vote on the approval and adoption of the Merger Agreement or any other matters set forth in Section 1.1 of this Agreement, (c) subject to Section 4.3, make any public statements that are inconsistent with the Shareholder's support of the Merger Agreement and the transactions contemplated thereby or publicly propose to do any of the foregoing (provided that the foregoing shall in no event require such Shareholder to make any public statements regarding the Merger Agreement and the transactions contemplated thereby), or (d) commit or agree to take any of the foregoing actions. If any involuntary Transfer of any of the Owned Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, to the extent permitted by applicable Law, take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement.
4.2    Merger Agreement Obligations. The Shareholder (solely in such Shareholder’s capacity as such) agrees that such party shall not, and shall not authorize or permit any investment banker, attorney or other advisor or representative retained by such Shareholder to act on such Shareholder’s behalf to, directly or indirectly, (i) solicit, initiate, knowingly facilitate, cooperate with, or knowingly encourage any inquiry with respect to, or the making, submission or announcement of, any offer that constitutes, or could reasonably be expected to constitute, an Alternative Proposal, (ii) participate in any negotiations regarding an Alternative Proposal with, or furnish any nonpublic information regarding an Alternative Proposal to, any Person that has made or, to the Shareholder’s knowledge, is considering making, an Alternative Proposal, (iii) engage in discussions regarding an Alternative Proposal with any Person that has made or, to the Shareholder’s knowledge, is considering making an Alternative Proposal, except to notify such Person as to the existence of the provisions of this Section 4.2, or (iv) enter into any letter of intent, agreement, contract or agreement in principle regarding an Alternative Proposal; provided, that the foregoing shall not restrict the Shareholder from taking any action to the extent that the Company is permitted to take such action pursuant to Section 5.3 of the Merger Agreement.

4.3    No Limitations on Actions. Parent expressly acknowledges that the Shareholder is entering into this Agreement solely in such party’s capacity as the beneficial owner of the Owned Shares and this Agreement shall not (i) limit or otherwise affect the actions taken or not taken in his capacity as a director or officer of the Company or (ii) prohibit, limit or otherwise restrict the Shareholder from exercising his fiduciary duties as a director or officer of the Company or its subsidiaries. Parent shall not assert any claim that any action taken by the Shareholder in his capacity as a director or officer of the Company violates any provision of this Agreement.
5.    Miscellaneous.
5.1    Termination of this Agreement. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that (x) decreases the amount or changes the form of the Merger Consideration, (y) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to shareholders or (z) extends the End Date; and (iv) the End Date.
5.2    Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination and the provisions of this Article 5 shall survive any such termination.
5.3    Entire Agreement; Assignment. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Other than as set forth in Section 5.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.
5.4    Amendments; Third Party Beneficiary. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The parties hereto expressly agree that the Company is intended to, and shall, be a third party beneficiary of the covenants and agreements of the parties hereto, which covenants and agreements shall not be amended, modified or waived without the prior written consent of the Company.
5.5    Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email, facsimile transmission, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
If to the Shareholder:

Donald E. Brown, M.D.
c/o Interactive Intellligence Group, Inc.
7601 Interactive Way
Indianapolis, IN 46278
Email: don.brown@inin.com

with a copy to:

Faegre Baker Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Facsimile: (317) 569-4800
Email:    jeff.brown@faegrebd.com

If to the Company (prior to the Closing):

Interactive Intelligence Group, Inc.
7601 Interactive Way
Indianapolis, IN 46278
Attention: Ashley A. Vukovits
Facsimile: (317) 715-8265
Email: ashley. vukovits @inin.com

with a copy to:

Faegre Baker Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Facsimile: (317) 569-4800
Email:    jeff.brown@faegrebd.com

If to Parent:

Genesys Telecommunications Laboratories, Inc.
2001 Junipero Serra Blvd., 9th Floor
Daly City, CA 94014
Attn: James M. René
Telecopy No.: (650) 466-1260
Email: Jim.Rene@genesys.com

with a copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
Attention: Brian Mangino
Telecopy No.: (202)639-7003
Email:    brian.mangino@friedfrank.com

and
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Randi Lally
Telecopy No.: (212) 859-4000
randi.lally@friedfrank.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email or facsimile, provided that the recipient confirms in writing receipt thereof, (b) upon proof of service when sent by reliable overnight delivery service, (c) upon personal delivery in the case of hand delivery or (d) upon receipt of the return receipt when sent by certified or registered mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
5.6    Governing Law; Venue; Waiver of Jury Trial.
(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or such party’s successors or assigns, shall be brought and determined exclusively in the state or federal courts of the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of such party’s property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that such party is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 5.6, (b) any claim that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
(b)    EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 5.6.

5.7    Specific Performance; Exclusive Remedy. The parties agree that, in the event of any breach or threatened breach of any covenant or obligation contained in this Agreement, the parties would be irreparably harmed and that money damages would not provide an adequate remedy. Accordingly, each of the parties agrees that the parties to this Agreement shall be entitled to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each of the parties further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.7, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Parent hereby agrees that specific performance or injunctive relief pursuant to this Section 5.7 shall be its sole and exclusive remedy with respect to breaches or threatened breaches by the Shareholder in connection with this Agreement, and neither Parent nor any of its Affiliates may pursue or accept any other form of relief (including monetary damages) that may be available for breach of this Agreement.
5.8    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by facsimile or electronic transmission signature and a facsimile or electronic transmission signature shall constitute an original for all purposes.
5.9    Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
5.10    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.
PARENT:
GENESYS TELECOMMUNICATIONS LABORATORIES, INC.
By: /s/ Nick Gerostathos
Name: Nick Gerostathos
Title: CFO

SHAREHOLDER:

/s/ Donald E. Brown
Donald E. Brown, M.D.

SIGNATURE PAGE TO VOTING AGREEMENT

SCHEDULE 2.2

As of the date hereof, Donald E. Brown beneficially owns the following shares of the Company’s Common Stock:

•	Shares held directly by Donald E. Brown: 3,327,269 shares

•	Shares held by Donald E. Brown in the Company’s 401(k) Plan: 179.56 shares

•	Shares held by Donald E. Brown, Trustee u/a Donald E. Brown 2014 Grantor Retained Annuity Trust u/a dated September 25, 2014 - 191,561 shares (the “2014 GRAT”)

◦	Donald E. Brown is the trustee of the 2014 GRAT

◦
The 2014 GRAT is scheduled to terminate on October 27, 2016. If the Company’s stock price exceeds $62.645 on such date, a portion of the above shares will transfer on that date to trusts for the benefit of Mr. Brown’s eight children.  Karen Evans is the trustee of each of those trusts. If the Company’s stock price does not exceed $62.645 on such date, the shares of Common Stock will transfer on that date to Mr. Brown.

•	Shares held by Donald E. Brown, Trustee u/a Donald E. Brown 2015 Grantor Retained Annuity Trust u/a dated November 6, 2015 - 308,439 shares (the “2015 GRAT”)

◦	Donald E. Brown is the trustee of the 2015 GRAT